UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
_________________

TEMPLE-INLAND INC.
(Name of Subject Company)
_________________

TEMPLE-INLAND INC.
(Name of Persons Filing Statement)
_________________

Common Stock, $1.00 par value per share
(Title of Class of Securities)
_________________

879868107
(CUSIP Number of Class of Securities)
_________________

C. Morris Davis, Esq.
General Counsel
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
Telephone: (512) 434-5800
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Daniel A. Neff, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Temple-Inland Inc., a Delaware corporation (“Temple-Inland” or the “Company”), with the Securities and Exchange Commission on July 18, 2011, relating to the tender offer by Metal Acquisition Inc. (“IP Sub”), a Delaware corporation and wholly-owned subsidiary of International Paper Company (“IP”), to purchase all of the outstanding shares of Temple-Inland’s common stock, par value $1.00 per share (the “Temple-Inland Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Temple-Inland Common Stock, the “Temple-Inland Common Shares”), at a price of $30.60 per Temple-Inland Common Share, net to the seller in cash, without interest and less any required withholding taxes. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by inserting the following as the first subsection under Item 8:

“Litigation Matters

Two putative class action lawsuits (the “Shareholder Actions”) have been commenced by purported Temple-Inland stockholders against Temple-Inland and the members of the Temple-Inland Board in the Delaware Court of Chancery, captioned Raul vs. Doyle R. Simons, et al., Case No. 6690 (filed July 22, 2011) (the “Raul Action”); and Kahn v. Temple-Inland, Inc., et al., Case No. 6702 (filed July 25, 2011) (the “Kahn Action”).  These lawsuits allege, among other things, that the members of the Temple-Inland Board have breached their fiduciary duties by refusing to negotiate with IP regarding its proposed acquisition of Temple-Inland, failing to solicit alternative offers and adopting the Rights Agreement.  The Raul Action also purports to assert claims derivatively on behalf of Temple-Inland.  The complaints variously seek an order declaring that the Temple-Inland Board breached its fiduciary duties; enjoining the Company from initiating defensive measures; and awarding costs and attorneys’ fees and, in the Kahn Action, compensatory damages. The Company and its directors believe that the claims made by the stockholder plaintiffs are without merit and intend to defend them vigorously.”

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Description
(a)(15)
Amended and Restated Temple-Inland Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 31, 2007)

(a)(16)	Amended and restated Temple-Inland Directors’ Fee Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 31, 2007)
(a)(17)
Amended and Restated Temple-Inland Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009)

(a)(18)
First Amendment to the Amended and Restated Temple-Inland Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended January 1, 2011, and filed with the Commission on February 22, 2011)

(a)(19)
Employment Agreement between the Company and Doyle R. Simons, dated August 9, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2007)

(a)(20)
Amendment to Employment Agreement between the Company and Doyle R. Simons, dated November 7, 2008 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009)

(a)(21)
Second Amendment to Employment Agreement between the Company and Doyle R. Simons, dated November 6, 2009 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)

(a)(22)
Change in Control Agreement dated November 7, 2008, between the Company and J. Patrick Maley III (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009).  Three other executive officers are parties to substantively identical agreements (which are incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010, Exhibit 10.20 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009, and Exhibit 10.21 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009, respectively)

(a)(23)
First Amendment to Change in Control Agreement between the Company and J. Patrick Maley III dated August 7, 2009 (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010).  Three other executive officers are parties to substantively identical amendments to their Change in Control Agreements (which are incorporated by reference to Exhibits 10.21, 10.23 and 10.25 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TEMPLE-INLAND INC.
Date: July 25, 2011	By:	/s/ J. Bradley Johnston
		Name:	J. Bradley Johnston
		Title:	Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(15)
Amended and Restated Temple-Inland Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 31, 2007)

(a)(16)	Amended and restated Temple-Inland Directors’ Fee Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 31, 2007)
(a)(17)
Amended and Restated Temple-Inland Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009)

(a)(18)
First Amendment to the Amended and Restated Temple-Inland Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended January 1, 2011, and filed with the Commission on February 22, 2011)

(a)(19)
Employment Agreement between the Company and Doyle R. Simons, dated August 9, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2007)

(a)(20)
Amendment to Employment Agreement between the Company and Doyle R. Simons, dated November 7, 2008 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009)

(a)(21)
Second Amendment to Employment Agreement between the Company and Doyle R. Simons, dated November 6, 2009 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)

(a)(22)
Change in Control Agreement dated November 7, 2008, between the Company and J. Patrick Maley III (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009).  Three other executive officers are parties to substantively identical agreements (which are incorporated by reference to Exhibit 10.20 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010, Exhibit 10.20 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009, and Exhibit 10.21 to the Company’s Form 10-K for the year ended January 3, 2009, and filed with the Commission on February 23, 2009, respectively)

(a)(23)
First Amendment to Change in Control Agreement between the Company and J. Patrick Maley III dated August 7, 2009 (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010).  Three other executive officers are parties to substantively identical amendments to their Change in Control Agreements (which are incorporated by reference to Exhibits 10.21, 10.23 and 10.25 to the Company’s Form 10-K for the year ended January 2, 2010, and filed with the Commission on February 23, 2010)